VEDDER PRICE P.C. 222 NORTH LASALLE STREET CHICAGO, ILLINOIS 60601 T: + 1 (312) 609 7500 F: + 1 (312) 609 5005

MICHAEL J. MURPHY ATTORNEY AT LAW 312-609-7738 mmurphy@vedderprice.com	CHICAGO — NEW YORK — WASHINGTON, DC — LONDON

December 21, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management, Room 5001

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Mary Cole

Re:	Aston Funds (the “Registrant” or the “Trust”)

         1933 Act. No. 33-68666

         1940 Act No. 811-8004

         Post-Effective Amendment No. 135

Dear Ms. Cole:

On October 7, 2011, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 135 under the Securities Act of 1933 to its Registration Statement on Form N-1A (the “Registration Statement”) in connection with the Trust’s offering of Class N and Class I shares of the ASTON/Silvercrest Small Cap Fund, a series of the Trust (the “Fund”). You provided comments on the Registration Statement to the undersigned by telephone on November 28, 2011. The following sets forth those comments and the Trust’s responses to them. All references are to the Prospectus and the Statement of Additional Information for the Fund included in Post-Effective Amendment No. 135 filed with the Commission on October 7, 2011 pursuant to Rule 485(a) under the Securities Act of 1933. The Trust intends to file a final post-effective amendment pursuant to Rule 485(b) on or about December 21, 2011.

Prospectus

1. Comment: In the “Annual Fund Operating Expenses” table, if the “Acquired Fund Fees and Expenses” do not exceed 0.01%, consider including these fees and expenses under “Other Expenses” in lieu of the separate disclosure.

Response: Registrant prefers to disclose “Acquired Fund Fees and Expenses” as a separate line item as permitted by Form N-1A.

2. Comment: Delete the phrase “based upon the Fund’s expected initial investment in other investment companies” in footnote (b) to the “Annual Fund Operating Expenses” table.

Response: Registrant has revised the prospectus accordingly.

3. Comment: Please include all exclusions with respect to the fee waiver/expense reimbursement referenced in footnote (c) to the “Annual Fund Operating Expenses.”

Response: Registrant has revised the prospectus to state that the fee waiver/expense ratio does not include “interest, taxes, brokerage commissions, other investment-related costs, extraordinary expenses and acquired fund fees and expenses.”

4. Comment: Please add bonds to the “Principal Investment Strategies” section, if applicable, and indicate that high-yield securities are commonly known as “junk bonds.”

Response: For the information of the staff, the Fund will not invest in bonds as a principal strategy. “Interest Rate Risk” is included under the “Principal Risks” section due to the Fund’s principal investment strategy of investing in convertible securities. Because there is a separate risk of “Convertible Securities,” Registrant has deleted “Interest Rate Risk.”

5. Comment: In the “Principal Investment Strategies” section, delete the cross-reference included as the last sentence of “REIT Risk.”

Response: Registrant has revised the prospectus accordingly.

6. Comment: Under “Additional Information Regarding Investment Strategies,” please separate the principal investment strategies from those that are not principal investment strategies or otherwise indicate which strategies are principal investment strategies.

Response: For the information of the staff, the prospectus includes an asterisk next to each strategy that is a principal investment strategy in the “Additional Information Regarding Investment Strategies” section, and an accompanying footnote providing an explanation that each such strategy is a principal investment strategy is also included.

7. Comment: In the “Related Performance” section, please provide an explanation of the methodology used to calculate the performance (i.e. whether the SEC method or another method was used).

Response: Registrant has revised the prospectus to include the requested disclosure.

8. Comment: In the third paragraph of the “Related Performance” section, please confirm that the composite performance results are shown net of any applicable sales loads.

Response: The composite performance presented represents a composite of separately managed accounts (no mutual funds are included in the composite). Accordingly, the sales load concept is not applicable.

9. Comment: In the “Related Performance” section, please add a heading above the Total Return tables to indicate that the performance shown is the performance of private accounts.

Response: Registrant has added a heading to the “Related Performance” section of the prospectus as requested.

10. Comment: Under “Short-Term and Excessive Trading,” please describe the policies and procedures with additional specificity, as required by Item 11(e) of Form N-1A.

Response: Registrant believes the disclosure relating to the policies and procedures in the prospectus meets the specificity requirement of Item 11(e) of Form N-1A. Additionally, the policies and procedures adopted for the Fund are those that apply to all twenty-six series of the Registrant. Registrant will reconsider the staff’s comment in its next annual update.

Statement of Additional Information

11. Comment: On page 23 of the Statement of Additional Information, please revise investment restriction (2) in order to indicate that the Fund will not purchase any securities of issuers in the same industry if immediately after such purchase the value of the Fund’s investment in such industry would “equal 25% or more” of the value of the total assets of the Fund, rather than “exceed 25%.”

Response: Registrant believes its concentration policy meets the requirements of Form N-1A, which defines concentrating in an industry as “investing more than 25% of a Fund’s net assets in a particular industry or group of industries” (See Item 9(b), Instruction 4).

*         *         *

We believe that the above responses should address the staff’s concerns. If you have any questions or comments, please contact Deborah Bielicke Eades at (312) 609-7661 or the undersigned at (312) 609-7738.

Very truly yours,

/s/ Michael J. Murphy
Michael J. Murphy

MJM

cc:	Gerald Dillenburg
Deborah Bielicke Eades

December 21, 2011

Ms. Mary Cole

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Aston Funds (the “Registrant”)

Registration Statement on Form N-1A

File Numbers 811-8004; 33-68666

Dear Ms. Cole:

This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments that you provided with respect to Post-Effective Amendment No. 135 under the Securities Act of 1933 to the Registrant’s registration statement on Form N-1A filed with the Commission on October 7, 2011.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Aston Funds

By:	/s/ Gerald F. Dillenburg
Name:	Gerald F. Dillenburg
Title:	Senior Vice President, Secretary, Chief Operating Officer and Chief Compliance Officer